Exhibit 12.1

Medivation, Inc.

Computation of Ratio of Earnings to Fixed Charges

(unaudited - in thousands)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings
Net loss before income taxes	$(43,172)	$(32,465)	$(46,481)	$(62,470)	$(31,741)
Fixed charges	933	733	933	200	133

Earnings, as defined	$(42,239)	$(31,732)	$(45,548)	$(62,270)	$(31,608)

Fixed Charges
Interest component of rentals (1)	$933	$733	$933	$200	$133

Total	$933	$733	$933	$200	$133

Deficiency in earnings to cover fixed charges	$43,172	$32,465	$46,481	$62,470	$31,741

Ratio of earnings to fixed charges	*	*	*	*	*

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be a reasonable representation of interest.
*	Because of the deficiency in earnings to cover fixed charges, the ratio information is not applicable.